Exhibit (k)(3)

January 23, 2026

KKR Real Estate Select Trust Inc.

30 Hudson Yards

New York, NY 10001

Re: Amended and Restated Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

Effective as of May 1, 2026, this Amended and Restated Expense Limitation and Reimbursement Agreement amends and restates that certain Expense Limitation and Reimbursement Agreement dated July 29, 2020 and renewed by the Adviser (as defined herein) on March 6, 2025, with an effective period ending on April 30, 2026.

KKR Registered Advisor LLC (the “Adviser”) hereby confirms its agreement as follows in respect of KKR Real Estate Select Trust Inc. (the “Fund”):

1. Expense Limitation. Effective May 1, 2026 through and including April 30, 2027 (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its monthly management fee and/or quarterly incentive fee, as applicable and pay, absorb or reimburse certain expenses of the Fund, to the extent necessary so that, for any fiscal year, the Fund’s Specified Expenses (as defined below) do not exceed 0.50% of the average daily value of the Fund’s net assets (the “Expense Limitation”). In any month, the Adviser shall reimburse the Fund for Specified Expenses over the Expense Limitation (on an annualized basis) by first foregoing at that time the requisite amount of its monthly management fee and/or quarterly incentive fee, as applicable and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Specified Expenses over such Expense Limitation. For purposes of this letter agreement, the average daily value of the Fund’s net assets will be determined in a manner consistent with the Fund’s prospectus (the “Prospectus”).

2. Specified Expenses. The Expense Limitation applies only to the Fund’s “Specified Expenses,” which is defined to include all expenses incurred in the business of the Fund, including organizational and offering costs, with the exception of (i) the management fee (as described in the Prospectus), (ii) the incentive fee (as described in the Prospectus), (iii) the servicing fee (as described in the Prospectus), (iv) the distribution fee (as described in the Prospectus), (v) property level expenses, (vi) brokerage costs or other investment-related out-of-pocket expenses, including with respect to unconsummated investments, (vii) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (viii) taxes, and (ix) extraordinary expenses (as determined in the sole discretion of the Adviser).

3. Term. This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Directors upon thirty (30) days’ written notice to the Adviser. This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period. This Agreement will also terminate automatically upon the termination of that certain Investment Advisory Agreement (the “Advisory Agreement”) between the Fund and the Adviser unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4. Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of the foregone management fees and incentive fees, as applicable, and expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed thirty-six (36) months after the Adviser waived or reimbursed such fees or expenses (“Excess Expenses”) and to reimburse the Adviser in the amount of such Excess Expenses as promptly as possible, on a monthly basis, but only to the extent that such reimbursement does not cause the Fund’s Specified Expenses plus recoupment to exceed 0.50% of the average daily value of the Fund’s net assets (on an annualized basis). For the avoidance of doubt, if, within the 36-month period after the Fund has reimbursed the Adviser for any Excess Expenses, the Fund’s Specified Expenses once again exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Specified Expenses exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Expenses paid by the Fund to the Adviser. Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4. The Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.

5. Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6. Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7. Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8. Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

KKR REGISTERED ADVISOR LLC

By:	/s/ James Amler
Name: James Amler
Title: Chief Compliance Officer

Accepted and Agreed:

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Megan Gaul
Name: Megan Gaul
Title: Chief Financial Officer, Chief Accounting Officer and Treasurer